

Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

October 24, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on October 19, 2018, The Nasdaq Stock Market (the "Exchange") received from Pintec Technology Holdings Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American depositary shares, each representing seven Class A ordinary shares

Class A ordinary shares, par value US$0.000125 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery